INVEST IN **ASARASI SPARKLING TREE WATER**

The Future of Water. Sourced From Trees.


ASARASI: THE TREE WATER COMPANY
NEKTER POP
MAPLE NECTAR SODA
GUT HEALTHY
MOUTH HAPPY!
CHERRY LIME sparkling water
MANGO sparkling water
LIME sparkling water
NATURAL sparkling water
WORLD'S ONLY ORGANIC TREE-DRAWN SPARKLING WATER
WORLD'S ONLY MAPLE NECTAR-BASED PROBIOTIC SODA
CHERRY LIME probiotic seltzer
PEACH probiotic seltzer
RASPBERRY probiotic seltzer
HIBISCUS probiotic seltzer
BLACK CHERRY MAPLE NECTAR SODA
ROOT BEER MAPLE NECTAR SODA
ORANGE MAPLE NECTAR SODA
LEMON LIME MAPLE NECTAR SODA
WORLD'S ONLY ORGANIC TREE-DRAWN PROBIOTIC SELTZER
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

asarasi.com Ridgefield, CT

Food & Beverage | Ecommerce | Consumer Goods | Sustainability

Highlights

1. ~$2.1M Total Lifetime Revenues & growing. New accounts include Sprouts, Wakefern, Primo & Prestige!
2. Sprouts Farmers Market to carry Nekter Pop nationwide in ~480 stores in April 2026 in the Soda Set!
3. Wakefern Banners (Shoprite, Fairway, etc.) will carry Asarasi & Nekter Pop in 300+stores March '26!
4. Signed distribution with access to ~90 Countries & ~100,000 stores with CDLUSA.COM & Prestige Maple.
5. $1.5M Projected gross revenue through 2026, 450%+ Growth trajectory via existing and new customers.
6. Aku Orraca-Tetteh Primary Band Member of hit band Florence + The Machine Joins Asarasi as Cofounder!
7. Raising up to $618k in new Reg CF funding - $15 million valuation cap on a convertible note.
8. Use of funds includes hiring additional executive team members, marketing, sales & working capital.

Featured Investors



Susan Vanech
Syndicate Lead

Follow

Invested $20,000

"I have been talking about it and sharing Asarasi with my entire networking community for years prior to even knowing the stellar creators behind the product. Having shared thousands of bottles at dozens of real estate events and also gifting subscriptions to clients as closing gifts I'm thrilled to be a lead investor. Knowing the sustainable aspects to a healthy renewable beverage fits into my business ethos and personal quest to live and promote a cleaner and

healthier life and earth. The product is pure and the concept is pure genius."



Other investors include Jason Witten, Matthew Provencher, Anhueser-Busch

Team



Adam Lazar Founder & CEO

Adam won $500K From 43N to launch Asarasi in 2017, successfully competing against 1000's of businesses. He singlehandedly led the growth of Asarasi and now is building the team via this Wefunder REG CF Raise to take the Asarasi business to the next level!



Aku Orraca-Tetteh Co-Founder

Aku Orraca-Tetteh, Co-Founder of Asarasi, is a multi-instrumentalist, DJ & Producer. He's a primary member of the 2X Grammy nominated band Florence + The Machine. Aku continues to tour globally and produces for artists like Santigold and TV on the Radio.



Catherine Polisi Jones Strategic Advisor

President & Founder of Polisi Jones, a women-owned and led strategic advisory firm. Took part in some of the most industry-defining M&A transactions of the last 25 years and managed the financial crisis for Lehman Brothers.



Matthew Provencher Strategic Advisor

Dr. Matthew Provencher, MD is an Orthopaedic Sports Surgeon. He is the former Head Team Physician/Medical Director of the New England Patriots, Asst. Team Physician for the Boston Bruins & Boston Red Sox. Matthew served 26 years in the US Navy, NSWG.



Luke Mansfield Strategic Advisor

Luke has 20+ years of experience leading growth, product, strategy & innovation for the world's most iconic companies. Luke is currently Chief Commercial Officer at Harley-Davidson & previously served as VP of Innovation at PepsiCo.



Adam Von Gootkin Strategic Advisor

Adam cofounded Highclere Castle Spirits with the Earl & Countess of Carnarvon, owners of Highclere Castle (Set of Downton Abbey), to create an award-winning gin that has garnered over 180 international spirit awards.

Asarasi: Pioneering Tree-Water Beverages to Conserve Groundwater and Empower Family Farms, a $20B Market Opportunity.



ASARASI: THE TREE WATER COMPANY
ASARASI SPARKLING TREE WATER
CHERRY LIME sparkling water
MANGO sparkling water
LIME sparkling water
NATURAL sparkling water
WORLD'S ONLY ORGANIC TREE-DRAWN SPARKLING WATER
NEKTER POP
MAPLE NECTAR SODA
GUT HEALTHY
MOUTH HAPPY!
WORLD'S ONLY MAPLE NECTAR-BASED PROBIOTIC SODA


CHERRY LIME probiotic seltzer
PEACH probiotic seltzer
RASPBERRY probiotic seltzer
HIBISCUS probiotic seltzer
WORLD'S ONLY ORGANIC TREE-DRAWN PROBIOTIC SELTZER
BLACK CHERRY MAPLE NECTAR SODA
ROOT BEER MAPLE NECTAR SODA
ORANGE MAPLE NECTAR SODA
LEMON LIME MAPLE NECTAR SODA
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

Meet the Team


ASARASI EXECUTIVE TEAM
FOUNDER & CEO
CO-FOUNDER & AMBASSADOR
STRATEGIC ADVISOR MARKETING
STRATEGIC ADVISOR INNOVATION
STRATEGIC ADVISOR HEALTH & WELLNESS
ADAM LAZAR
AKU ORRACA-TETTEH
CATHERINE POLISI
LUKE MANSFIELD
DR. MATTHEW PROVENCHER
ASARASI
FLORENCE & THE MACHINE
POLISI JONES
HARLEY DAVIDSON
NEW ENGLAND PATRIOTS
FOUNDER & CEO
BAND MEMBER: PERCUSSION, VOCALS, & KEYBOARDS
FOUNDER & PRESIDENT
CHIEF STRATEGY OFFICER
TEAM PHYSICIAN
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

Adam Lazar, Founder & CEO

Adam Lazar is the Founder and CEO of Asarasi, Inc., the innovative company behind Nekter Pop probiotic sodas and organic Sparkling Tree Water. Holding an MBA in Management from Norwich University (2004–2006) and a BA in Management from Hartwick College, Adam has over a decade of leadership experience pioneering sustainable, plant-based maple tree water as a renewable alternative to traditional bottled water. His strategic vision has earned accolades from 43North, Anheuser-Busch 100+ Accelerator, and Connecticut Innovations, driving Asarasi to major retail partnerships—including the 2026 Local Wellness Supplier Summit win with Wakefern Food Corp.—and positioning Nekter Pop for nationwide expansion in 2026.

Aku Orraca-Tetteh, Co-Founder

Complementing Adam's business acumen is **Aku Orraca-Tetteh,** Co-Founder of Asarasi and a primary band member (percussion, backing vocals, keyboards) of the 7x Grammy-nominated indie rock sensation Florence + the Machine (since 2018, contributing to tours and albums like Dance Fever). Aku holds a Bachelor of Arts (BA) in Law, Jurisprudence & Social Thought from Amherst College. He brings a unique fusion of multi-instrumentalist creativity, production expertise, global stage presence, and passion for health-focused innovation to the team. Aku will lead the Asarasi Paparazzi ambassador marketing group we're developing, harnessing his music industry network, artistic vision, and cultural influence to build brand awareness, influencer collaborations, and momentum for Asarasi and Nekter Pop's gut-healthy, sustainable beverages.

Together, Adam and Aku are transforming discarded maple sap into refreshing, USDA-certified organic products that support family farmers, wellness, and environmental responsibility.

Our Story


OUR TREE WATER STORY
Growing up, boiling maple syrup was always in our family's DNA.
In 2008, with technology changes to the industry, Adam rediscovered TREE WATER, a new source for pure water.
Determined to change the way we consume natural water resources and to solve for his digestive gut health issues, Adam founded Asarasi.
Ah-Sir-Ah-See is Latin for maple.
GUT HEALTHY, MOUTH HAPPY
Beverages for People and the Planet
NEKTER POP
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

Our Vision and Promise

Our Vision and Promise


ASARASI: OUR MISSION, VISION AND PROMISE
MISSION
We're fighting global water scarcity by harvesting a renewable, sustainable water source from maple trees.
VISION
To protect precious groundwater sources forever by producing beverages with Organic Tree Water.
OUR PROMISE
Always Organic. Always Delicious. Always Gut-Healthy.
Sparkling Water, Probiotic Seltzer & Probiotic Soda
WITH NO ADDED SUGAR, NO STEVIA & NO B.S.
USDA ORGANIC
GMO FREE
GLUTEN FREE
CLEAN INGREDIENTS
NATURAL PROBIOTICS
Stevia
NEKTER POP
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

Problem: The World is Running Out of Fresh Water

The global freshwater crisis is one of the most pressing challenges of our time. Groundwater reserves, which supply over 50% of the world's drinking water, are depleting at an alarming rate due to overconsumption, industrial use, climate change-induced droughts, and population growth. The United Nations estimates that by 2030, global water demand will exceed supply by 40%, threatening food security, health, and economic stability. Traditional beverage and bottled water brands exacerbate this crisis by extracting billions of gallons from aquifers and municipal taps, often with little regard for sustainability. Asarasi offers a transformative solution: a diverse portfolio of tree-sourced beverages—sparkling waters, probiotic seltzers, functional sodas, and more—crafted from pure, renewable maple tree water. By upcycling a byproduct of maple syrup production, Asarasi delivers the world's only USDA Organic beverages that conserve groundwater, reduce environmental strain, and create substantial new revenue streams for family farms. With a mission to redefine the $300 billion beverage industry, Asarasi combines innovation, sustainability, and social impact to meet the growing demand for healthy, eco-friendly drinks.


WATER SCARCITY: AN ENORMOUS PROBLEM
"Two-thirds of the world's population faces water shortages and ecosystems around the world suffer"
- World Wildlife Fund
COLORADO RIVER: FIRST-EVER SHORTAGE DECLARED
Where Water Stress Will Be Highest by 2040
Projected ratio of water withdrawals to water supply (water stress level) in 2040
Extremely high (>80%)
High (40-80%)
Medium to high (20-39%)
Low to medium (10-19%)
Low (<10%)
Source: World Resources Institute via The Economist Intelligence Unit
statista
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.


THE AHAA! MOMENT
THE MAPLE SAPS ARE HARVESTED THROUGH THE COLLECTION LINES
1
AND TRANSFERED THROUGH THE LINES TO PROCESSING
2
THE MAPLE SUGAR IS SEPARATED OUT BY REVERSE OSMOSIS FILTRATION
3
CREATING TWO UNIQUE PRODUCTS: ASARASI ORGANIC TREE WATER
4
AND ORGANIC MAPLE SYRUP
5
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

A Plant-Sourced Water Solution

In 2008, in the heart of a Vermont winter, Asarasi Founder and CEO Adam Lazar sought a meaningful activity to share with his young daughter and attended a

maple farm open house. As the farmer explained the intricate process of producing maple syrup, Adam was struck by a startling observation: thousands of gallons of crystal-clear, tree-filtered maple water were being discarded. Curious, he asked why this pure, naturally filtered resource wasn't being utilized. The farmer revealed that 97% of the sap harvested from maple trees—pure water drawn directly from living trees—is unused in syrup production, equating to billions of gallons wasted annually across the industry.

This moment of clarity ignited Adam's vision: to transform this abundant, renewable resource into a sustainable beverage platform. Asarasi was born to create tree-sourced beverages, from sparkling waters to functional sodas, that not only deliver unmatched purity but also conserve scarce groundwater and empower family farms by monetizing a previously overlooked resource. This discovery laid the foundation for a company poised to revolutionize the beverage industry while addressing global water scarcity and supporting agricultural communities.


A PLANT-SOURCED WATER SOLUTION
ROXBURY MOUNTAIN MAPLE
SPRAGUE'S MAPLE FARM
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

Water Scarcity is Our Responsibility

The bottled beverage industry consumes over 100 billion gallons of groundwater annually, contributing to aquifer depletion and environmental degradation. Asarasi takes a different approach, sourcing its water exclusively from maple trees to create a portfolio of beverages that preserve critical groundwater reserves. Our tree-sourced sparkling waters, probiotic seltzers are crafted by filtering out the maple sugar, adding light carbonation or organic fruit essences, and packaging in eco-friendly glass or aluminum. Our Nekter Pop soda keeps the amazingness of maple sugar via male nectar and combines delicious extracts to bring your soda favorites to market packed with probiotics. Certified USDA Organic, Asarasi beverages are free of artificial sweeteners, chemicals, pollutants, or radiological materials found in traditional bottled water, offering the purest, healthiest drinking experience available. This commitment to purity is matched by our dedication to sustainability: by using tree water, Asarasi avoids tapping into overexploited aquifers, helping to safeguard water resources for future generations. Equally important, our model supports family farms by transforming a wasted byproduct into a valuable commodity, boosting their income and strengthening rural economies. Asarasi's tree-sourced beverages represent a bold step toward a more sustainable and equitable beverage industry.


HOW TREE WATER IS MADE
$1,250 RETAIL
50 GALLONS OF PURE WATER PRODUCED (97%)
$60 RETAIL
REVERSE OSMOSIS
50 GALLONS HARVESTED
TREE IS TAPPED NO HARM TO TREES!
SUGAR REMOVED BY REVERSE OSMOSIS
1 GALLON OF MAPLE SYRUP PRODUCED (3%)
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

The Opportunity

Asarasi is pioneering a new category in the $300 billion bottled water industry, projected to grow to $500 billion by 2030: tree-sourced, USDA Organic beverages. Each year, maple farms across North America harmlessly extract up to 1 billion gallons of pure, naturally filtered water from living maple trees—a renewable resource with a $20 billion wholesale market potential. Unlike traditional beverages that rely on finite groundwater, Asarasi's tree-sourced platform offers a sustainable alternative, producing sparkling waters, probiotic seltzers, functional sodas, teas, and more. This versatility taps into multiple high-growth markets: the $50 billion functional beverage sector, the $10 billion probiotic seltzer segment, and the $15 billion premium soda market.

Asarasi's beverages are USDA Organic, non-GMO and free of contaminants, appealing to health-conscious consumers seeking purity and sustainability. By upcycling tree water, Asarasi reduces pressure on groundwater reserves, mitigates the environmental impact of bottled beverages, and creates a new revenue stream for family farms, increasing their profitability by up to ~7,700%. With strategic partnerships, innovative products, and a scalable supply chain, Asarasi is positioned to disrupt the beverage industry, offering investors a unique opportunity to back a company with both financial and societal impact.

In the Beginning...

THE GENESIS OF ASARASI

PROBLEM

The world is running out of fresh water. Water scarcity, driven by over-consumption and drought, is an enormous global issue.

MISSION

Our mission is to protect rapidly eroding groundwater resources by promoting the use of sustainable and renewable tree-drawn water.

SOLUTION

The maple industry produces and discards 1Bn gallons of sugar-free maple sap annually. This byproduct is elementally pure water that the tree produces. Asarasi is disrupting the bottled water industry by providing the world's only organic, plant-sourced bottled water.

VISION

Our vision is to create a paradigm shift in the use of water as an ingredient across the food and beverage landscape by disrupting the current use of groundwater with a plant-sourced water alternative.

1 Billion Gallon | $20 Billion Market Potential

Maple farms produce 1 billion gallons of tree water annually, a renewable resource that Asarasi is harnessing to create a $20 billion wholesale market opportunity. This untapped source enables Asarasi to produce a diverse range of organic beverages—sparkling waters, probiotic seltzers, functional sodas, and beyond—that address consumer demand for sustainable, healthy, and premium drinks. The global bottled water market, valued at $300 billion, is the fastest-growing CPG category, with a projected CAGR of 6.7% through 2030. Functional beverages, including probiotic seltzers, add another $60 billion in addressable markets, driven by rising health and wellness trends. Asarasi's tree-sourced beverages stand out for their purity, sustainability, and agricultural impact, conserving groundwater while generating significant new income for family farms. By scaling production and distribution, Asarasi aims to capture a substantial share of these markets, offering investors exposure to a high-growth, purpose-driven company with a unique competitive edge.

Tree Water Grows Maple Industry Profits ~7,700%

Asarasi's innovation transforms a wasted resource into a lifeline for family farms. For every 50 gallons of maple sap harvested, 49 gallons of tree water are typically discarded, representing a massive missed opportunity. Asarasi's tree-sourced beverages monetize this byproduct, creating a new revenue stream that can increase farm income by up to 300+%. This financial boost strengthens family farms, many of which face economic pressures from volatile commodity markets and climate challenges. By partnering with farmers to supply tree water, Asarasi supports rural communities, preserves agricultural heritage, and promotes sustainable land use. Our model aligns with consumer demand for ethically sourced products, as 73% of global consumers prefer brands that support social and environmental causes. Asarasi's commitment to conserving groundwater and empowering farmers positions it as a leader in sustainable agriculture, delivering value to investors, farmers, and the environment.

Contracts on 100M+ Gallons of Tree Water

Asarasi is strategically securing the global tree water supply to support its expanding beverage portfolio. We have contracts with over 130 major maple farms in the USA and Canada, representing access to an estimated 100 million gallons of tree water annually. These farms, part of the 600 that produce 90% of the world's maple syrup, are critical to our supply chain. By the end of 2026, Asarasi aims to partner with 90% of global maple syrup producers, securing 900 million gallons of sap to fuel production of sparkling waters, seltzers, sodas, and other innovations. Our proprietary sourcing model ensures scalability, quality, and sustainability, while fostering long-term relationships with family farms. This strategic advantage positions Asarasi to dominate the tree-sourced beverage category, delivering consistent supply and unmatched purity to meet growing consumer demand.


1 BILLION+ GALLONS OF AVAILABLE TREE WATER
FARMER NET INCOME DOUBLES!
= 2X NET INCOME
HEADQUARTERS
132+ FAMILY FARMS
~100 MILLION GALLONS OF TREE WATER
ORGANIC CO-PACK PARTNER
MAPLE FARM PARTNER
MAPLE FARM
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

History, Traction and Revenue Pipelines


COMPANY HISTORY & TRACTION
2014
FOUNDED COMPANY
2015 - 2016
R&D COMPLETED
2017-2018
PRODUCT LAUNCH
2019 -2022
ON-PREMISE GROWTH
2023 - 2025
EXPANSION INTO RETAIL
ASARASI
reSET
PLUGANDPLAY
GOLD
ALUMINARIES
ABInBev 100+
The Nature Conservancy
woo
amazon
Walmart Marketplace
KeHE
unfi
CDL
SPROUTS FARMERS MARKET
Northwestern Mutual
Ready Refresh
Wakefern
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

Operational in 2017, Asarasi has navigated challenges to achieve remarkable traction. Initially launched in the food service channel, our tree-sourced beverages reached over 1,000 retail locations in the USA, Japan (via Suntory), and the UAE. The COVID-19 pandemic disrupted our food service business, but Asarasi pivoted swiftly to grocery channels, introducing aluminum cans and a high-margin private-label program. Today, our new distribution and sales channels include:

SPROUTS™
FARMERS MARKET

<u>**SPROUTS FARMERS MARKET**</u> — Nationwide launch planned for April 2026 across 480 stores. Forecasts from Sprouts project $2.6 million in retail sales, translating to approximately $1.3 million in gross wholesale revenue to Asarasi for the Nekter Pop line in 2026.**Sprouts Farmers Market** headquartered in Phoenix has given Asarasi the green light and will place our new line of Nekter Pop Probiotic Sodas on their shelfs in 480+ stores in April 2026!

WAKEFERN FOOD CORP— operating 380+ stores under the following banners: **ShopRite**, **Price Rite Marketplace**, **The Fresh Grocer**, **Dearborn Market**, **Fairway Market**, **Gourmet Garage**, **Di Bruno Bros.**, and **McQuade's Marketplace.** Wakefern cooperative owned Food Distribution Center headquartered in New Jersey, **awarded Asarasi & Nekter Pop the 2026 Wellness Innovation Award** and will begin distributing our products in March of 2026! Wakefern is the largest grocery store co-operative operating in the United States. See Press Release here. Wakefern Food Corp — Expanded distribution targeting up to 380 stores, with rollout beginning March 2026. Wakefern's estimates indicate $800,000 in projected retail sales, equating to roughly $500,000 in gross wholesale revenue to Asarasi for the Nekter Pop product lines in 2026.

COSTCO — Asarasi has advanced significantly in the vendor approval process. The Costco regional buyer has requested and Asarasi has formally submitted the required Buy-Doc (purchase order documentation). This submission positions Nekter Pop (probiotic seltzer line) as a strong candidate for inclusion in a regional rotation program with potential initial delivery targeted for May–June 2026. Costco's "treasure hunt" model frequently features limited-time, high-velocity functional beverages in regional markets (e.g., Southern California), where successful new products often secure initial wholesale orders in the hundreds of thousands to low millions range, depending on warehouse allocation, pallet quantities, and projected sell-through. An initial purchase order in the range of $500,000 would align with typical benchmarks for a new beverage entering a Los Angeles-area rotation, providing significant upfront revenue while allowing Costco to evaluate performance prior to potential reorders or broader expansion.

PRIMO WATERS READY REFRESH — in California, with 35,000 daily stops across 500+ trucks, delivering our sparkling waters and seltzers to homes and offices from 18 distribution centers.

NORTHWESTERN MUTUAL office buildings in the Midwest, showcasing our flat and sparkling tree water.

ONLINE PLATFORMS — — including Asarasi.com, Amazon, Walmart.com, SFP.Market and Faire.com, expanding our reach to eco-conscious consumers.

CANTEEN and other retailers reviewing Asarasi for placement.

CDL / PRESTIGE MAPLE: In 2025, Asarasi signed an exclusive distribution deal with CDLUSA/Prestige Maple, opening access to 100,000+ retail stores across Japan, Australia, Germany, and 90 countries.

JACKSONVILLE JAGUARS carry Asarasi in their training facility in Jacksonville Florida providing pure water hydration to their players.

Based on the above exciting traction, Asarasi project 450%+ growth and $1.5 million in recurring revenue by December 2026 (not guaranteed), driven by branded tree-sourced beverages and quadrupling our revenues. Discussions with Costco, Canteen to add our products to their shelves could add many more millions in annual revenue, further accelerating our growth trajectory.


SOLD IN INDEPENDENT RETAILERS & FOOD SERVICE
~AUTHORIZATIONS FOR 2026



Price Rite
Wakefern
SPROUTS FARMERS MARKET
fresh grocer
ShopRite
COSTCO WHOLESALE
JACKSONVILLE JAGUARS
COURTYARD Marriott
Northwestern Mutual
tap
Pronio's
OAKWOOD DELI
Brooks GROCERY
Mi Cartagena Cafe
SUPER SAVER FOODS
ORD GROCERY KART
PENINSULA MARKET
Fresh Take GROCERY
STATE FOODS SUPERMARKET
Market BAR
Sambalatte
SaveCo HANFORD
VITALITY WELLNESS
FOUR DAUGHTERS
LH LONGHOUSE RESERVE
Nature's Harvest
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

Asarasi's Tree Water Product Lines

Asarasi's tree-sourced beverage portfolio leverages the purity and versatility of maple water to meet diverse consumer needs:

1. **Sparkling Tree Water and Mixers**: Zero-sugar, USDA Organic beverages with light carbonation and organic fruit essences, currently available in glass bottles and aluminum cans for premium hydration.
2. **Probiotic Seltzers and Tonics**: Delivering 2B billion CFUs of Bacillus Subtilis per serving, these gut-healthy drinks combine sustainability with wellness benefits.
3. **Nekter Pop Probiotic Tree Water Sodas** (Launching July of 2025): 0 Sugar Added, functional probiotic sodas that offer a healthier alternative to traditional sodas, tapping into the $15 billion premium soda market.

Our tree water has powered innovations like craft beers for Anheuser-Busch's Goose Island and Wicked Weed breweries, teas, kombuchas, and hard seltzers, demonstrating its potential as a platform for all water-based beverages. By conserving groundwater and boosting farm profitability, Asarasi's products align with consumer demand for sustainable, health-focused drinks.



SUSTAINABILITY IN BEVERAGE
WORLD'S ONLY USDA ORGANIC, BIOLOGIC, PLANT-SOURCED SPARKLING TREE WATER
ALL PACKAGED BEVERAGE PRODUCTS
DEPLETES THE GROUND WATER ECOSYSTEM
THE FUTURE OF WATER. SOURCED FROM TREES.
NOT ONE UNFLAVORED WATER PRODUCT CAN CLAIM USDA ORGANIC
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.



ASARASI SPARKLING TREE WATER
$1.99 SRP - 12 COUNT CASE - 12 OZ CANS
SUSTAINABLE & RENEWABLE, TREE-DRAWN SPARKLING WATER
ORGANIC INGREDIENTS
0 CALORIES PER CAN
0 GRAMS SUGAR | NO JUICE
NO ARTIFICIAL COLORS / FLAVORS
NO SWEETENERS
NO STEVIA OR ERYTHRITOL
CHERRY LIME
NATURAL
GRAPEFRUIT
MANGO
LIME
LEMON
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.



"SPARKLING WATER" - PRODUCT COMPARISON
GROUNDWATER COMPARISON
PURIFIED MUNICIPAL or SPRING SOURCES
ASARASI USES ORGANIC MAPLE TREE WATER AS A PLANT-SOURCED WATER BASE
MOST COMPETITORS USE NATURAL FLAVORS, NOT ORGANIC
ASARASI IS THE WORLD'S ONLY ORGANIC, PLANT- SOURCED PURE WATER
USDA ORGANIC
PLAIN & FLAVORS (100%)
FLAVORS ONLY (~2%)
ORGANIC TREE WATER
100% PURE TREE WATER
PURIFIED MUNICIPAL WATER
PURIFIED SPRING WATER
PURIFIED SPRING WATER
PURIFIED SPRING WATER
PURIFIED SPRING WATER

ORGANIC FLAVORS	✅	✅				
SUSTAINABLE SOURCE	✅					
BARIUM/CHROMIUM	NONE		●		●	●
RADIUM / URANIUM	NONE		●		●	●
OTHER CHEMICALS	NONE		●		●	●
SRP PER UNIT	$1.99	$1.29	$1.50	$1.79	$3.29	$3.29

- NO FOREVER CHEMICALS /NO CONTAMINATION IN ASARASI'S PRODUCTS.

ASARASI PROBIOTIC SELTZER

- $2.49 SINGLE SERVE CAN RETAIL SRP
- VARIETY 12-PACK- CANS $18.99 SRP
- SUSTAINABLE & RENEWABLE
- TREE-DRAWN SPARKLING WATER
- NO ARTIFICIAL COLORS / FLAVORS
- NOT KOMBUCHA OR KEFIR BASED
- ORGANIC INGREDIENTS
- 0 CALORIES PER CAN
- 2 BILLION + LIVE PROBIOTIC CULTURES
- 0 GRAMS SUGAR | NO JUICE
- NO STEVIA OR ERYTHRITOL



PROBIOTIC SELTZER
ASARASI
CHERRY LIME
PEACH
GRAPEFRUIT
RASPBERRY
LIME
HIBISCUS

"PROBIOTIC BEVERAGES" – PRODUCT COMPARISON

ASARASI					
USDA ORGANIC & GMO FREE	✅	✔	✔	✔	
ORGANIC TREE WATER	✅				
ORGANIC PROBIOTICS DE111 ORGANIC BACILLUS SUBTILIS	2+ BILLION LIVE PROBIOTICS	1 BILLION	2 BILLION	NOT STATED	NOT STATED
ADDED SUGAR	NONE	●	●		●
MONK FRUIT	NONE	●			
FRUIT JUICE	NONE	●	●	●	●
STEVIA / ERYTHRITOL	NONE			●	●
KOMBUCHA /KEFIR BASED	NONE		●	●	●
TOTAL CALORIES	NONE	40	35	40	40
SRP PER UNIT	$2.79	$3.49	$2.99	$2.50	$3.29

ASARASI

SHELF-STABLE ORGANIC PROBIOTIC SELTZER WITH 2B+ LIVE PROBIOTIC CULTURES

- ✅ ZERO CALORIES
- ✅ ZERO SUGAR
- ✅ NO SWEETENERS
- ✅ NO KEFIR
- ✅ NO KOMBUCHA
- ✅ NO JUICE
- ✅ NO STEVIA
- ✅ NO MONK FRUIT
- ✅ NO ERYTHRITOL
- ✅ NO FAKE STUFF



NEKTER POP MAPLE NECTAR SODA

- $2.49 SRP - 12 CT. CASE - 12 OZ. CANS
- $9.99 SRP - 4-PACK - 12 OZ. CANS
- ORGANIC MAPLE NECTAR
- 2 BILLION PROBIOTICS
- PREBIOTIC FIBER FROM MAPLE INULIN
- 45 CALORIES PER CAN
- NO STEVIA & NO ERYTHRITOL
- NO ADDED SUGAR
- NOT JUICE SWEETENED
- 67+ POLYPHENOLS
- NATURAL ELECTROLYTES
- SUSTAINABLY HARVESTED
- SUPPORTS FAMILY FARMS



NEKTER POP
BLACK CHERRY
ROOT BEER
LEMON LIME
ORANGE
SODA YOU CAN TRUST

WHAT IS MAPLE NECTAR?

- MAPLE NECTAR: 100% ORGANIC REDUCTION OF MAPLE TREE WATER
- NATURALLY PACKED WITH 67+ POLYPHENOLS INCLUDING QUEBECOL
- RICH IN ELECTROLYTES (POTASSIUM, CALCIUM), AMINO ACIDS & B-VITAMINS
- LOW GLYCEMIC INDEX (~52) - NO BLOOD SUGAR SPIKES
- POWERS NEKTER POP: THE WORLD'S FIRST PROBIOTIC MAPLE NECTAR SODA



MAPLE SAP
MAPLE SAP REDUCTION
MAPLE NECTAR

67 POLYPHENOLS IN MAPLE NECTAR

PHENOLIC ACIDS (22 COMPOUNDS)
1.) Gallic acid
2.) Syringic acid
3.) Vanillic acid
4.) p-Hydroxybenzoic acid

FLAVONOIDS (12 COMPOUNDS)
29.) Kaempferol-3-O-glucoside
30.) Myricetin
31.) Rutin
32.) Naringenin

COUMARINS (3 COMPOUNDS)
54.) Scopoletin
55.) Fraxetin
56.) Esculetin

4.) p-Hydroxybenzoic acid
5.) Protocatechuic acid
6.) p-Coumaric acid
7.) Ferulic acid
8.) Cinnamic acid
9.) Homovanillic acid
10.) Caffeic acid
11.) Chlorogenic acid
12.) Sinapic acid
13.) Gentisic acid
14.) Salicylic acid
15.) Ellagic acid
16.) 4-Hydroxybenzoic acid
17.) 3,4-Dihydroxybenzoic acid
18.) Vanilloylglycine
19.) Syringoylglycine
20.) Galloylglucose
21.) Digalloylglucose
22.) Trigalloylglucose

FLAVONOIDS (12 COMPOUNDS)
23.) Catechin
24.) Epicatechin
25.) Quercetin
26.) Quercetin-3-O-glucoside
27.) Quercetin-3-O-rhamnoside
28.) Kaempferol

32.) Naringenin
33.) Hesperetin
34.) Apigenin

LIGNANS (15 COMPOUNDS)
35.) Lyoniresinol
36.) Secoisolariciresinol
37.) Dehydroconiferyl alcohol
38.) 5'-Methoxy-dehydroconiferyl alcohol
39.) Erythro-guaiacylglycerol-β-O-4'-coniferyl alcohol
40.) Erythro-guaiacylglycerol-β-O-4'-dihydroconiferyl alcohol
41.) Lariciresinol
42.) Matairesinol
43.) Pinoresinol
44.) Syringaresinol
45.) Medioresinol
46.) Epi-lyoniresinol
47.) 7'-Hydroxy-lyoniresinol
48.) Isolariciresinol
49.) 9,9'-Epicremanthin

STILBENES (4 COMPOUNDS)
50.) (E)-3,3'-Dimethoxy-4,4'-dihydroxystilbene
51.) (Z)-3,3'-Dimethoxy-4,4'-dihydroxystilbene
52.) Piceatannol
53.) Resveratrol

TANNINS/ GALLOTANNINS (6 COMPOUNDS) (MAPLE SPECIFIC)
57.) Ginnalin A
58.) Ginnalin B
59.) Ginnalin C
60.) Quebecol
61.) Maplexin A
62.) Maplexin B

OTHER PHENOLICS (5 COMPOUNDS)
63.) Catechaldehyde
64.) Syringaldehyde
65.) Coniferyl alcohol
66.) Vanillin
67.) 5-Hydroxymethylfurfural

Polyphenolic Extract from Maple Syrup Potentiates Antibiotic Susceptibility and Reduces Biofilm Formation of Pathogenic Bacteria.
Journal of Applied Environmental Microbiology Volume 81, Issue 11, 3782–3792, 2015

Anticancer Effects Of Maple Syrup Phenolics And Extracts On Proliferation, Apoptosis, And Cell Cycle Arrest Of Human Colon Cells
Journal of Functional Foods Volume 4, Issue 1, January 2011, Pages 185-196

Maple Syrup-production, Composition, Chemistry, And Sensory Characteristics
Advances in Food and Nutrition Research Volume 56, 2009, Pages 101-143

Quebecol, A Novel Phenolic Compound Isolated From Maple Syrup
Journal of Functional Foods Volume 3, Issue 2, April 2011, Pages 125-128

"FUNCTIONAL SODA" – PRODUCT COMPARISON

NEKTER POP PROBIOTIC SODA	NEKTER POP	COVE SODA	Daytrip	culture pop	OLIPOP	poppi	SunSip
USDA ORGANIC	✓	✓	✓				
MAPLE NECTAR	✓						
ORGANIC PROBIOTICS	✓ 2 BILLION+ LIVE BACTERIA	✓ 1 BILLION		✓ NOT STATED			
SWEETENED WITH FRUIT JUICE	NO	1% ●	7% ●	20% ●	18% ●	6% ●	5% ●
STEVIA AND/OR ERYTHRITOL	NONE	●	●		●	●	
MONK FRUIT	NONE						●
CANE SUGAR	NONE		●				●
ADDED SUGAR	NONE		●	●	●	●	●
ELECTROLYTES (POTASSIUM + CALCIUM)	30 MG						
POLYPHENOLS	67+						
TOTAL CALORIES	45	0	30	45 - 50	40 - 50	20 - 35	40
SRP PER UNIT	$2.79	$2.49	$2.79	$2.49	$2.99	$2.79	$2.49

NEKTER POP

SHELF-STABLE ORGANIC MAPLE NECTAR-BASED PROBIOTIC SODA WITH 2B+ LIVE PROBIOTIC CULTURES

- ✓ ZERO ADDED SUGAR
- ✓ NO CANE SUGAR
- ✓ NO STEVIA
- ✓ NO MONK FRUIT
- ✓ NO ERYTHRITOL
- ✓ NO CAFFEINE
- ✓ NO CORN SYRUP
- ✓ NO ARTIFICIAL COLORS
- ✓ NO ARTIFICIAL FLAVORS
- ✓ NO PRERVATIVES
- ✓ NATURAL ELECTROLYTES
- ✓ NO FAKE STUFF

Purity & The World's Only Organic Certification

Asarasi is the only beverage brand in the world with USDA Organic certification for its unflavored tree water, sourced directly from maple trees free of the contaminants found in groundwater or tap water. Independent testing confirms Asarasi's tree water is among the purest in the world, free of heavy metals, microplastics, and radiological materials. Unlike other "organic" labeled bottled / canned waters, which rely exclusively on flavored additives to earn the label, Asarasi's core ingredient—tree water—meets the USDA Organic standard, offering unmatched purity and authenticity. This unique certification, combined with our commitment to groundwater conservation and farm support, resonates with health-conscious and eco-conscious consumers seeking premium, sustainable beverages.

ASARASI WATER PURITY ANALYSIS

What's Really in Your Bottled Water?

Consumer Reports found toxic PFAS chemicals in several popular water brands, especially carbonated ones

LOWER TOTAL PFAS LEVELS	
CARBONATED BRANDS	TOTAL PFAS (PARTS PER TRILLION)
Sparkling Ice Black Raspberry Sparkling Water	Not Detected
Spindrift Raspberry Lime Sparkling Water	0.19
Sanpellegrino Natural Sparkling Mineral Water	0.31
Dasani Black Cherry Sparkling Water	0.37
Schweppes Lemon Lime Sparkling Water Beverage	0.58
TOTAL PFAS OVER 1 PPT	
Perrier Natural Sparkling Mineral Water	1.1
La Croix Natural Sparkling Water	1.16
Canada Dry Lemon Lime Sparkling Seltzer Water	1.24
Poland Spring Zesty Lime Sparkling Water	1.66
Bubly Blackberry Sparkling Water	2.24
Polar Natural Seltzer Water	6.41
Topo Chico Natural Mineral Water	9.76

UNIT	ASARASI	S.PELLEGRINO	Topo Chico	Perrier	VOSS
pH	5.8	5.7	5.8	5.9	5.1
TDS	42 mg/L	900 mg/L	600 mg/L	470 mg/L	290 mg/L
POTASSIUM	1.1 mg/L	NONE	3.0 mg/L	NONE	NONE
MANGANESE	.014 mg/L	NONE	NONE	NONE	NONE
CHLORIDE	.37 mg/L	51 mg/L	58 mg/L	19 mg/L	6 mg/L
URANIUM	NONE	.0068 pCi/L	NOT REPORTED	.0018 pCi/L	NOT REPORTED
RADIUM 226	NONE	2.0 pCi/L	NOT REPORTED	1.2 pCi/L	1.34 pCi/L
SODIUM	NONE	29 mg/L	40 mg/L	8.2 mg/L	90 mg/L
NITRATE	NONE	.76 mg/L	NOT REPORTED	2.2 mg/L	10 mg/L
SULFATE	NONE	420 mg/L	160 mg/L	23 mg/L	5 mg/L
BICARBONATE	NONE	NONE	NOT REPORTED	NONE	240 mg/L
FLOURIDE	NONE	.47 mg/L	.37 mg/L	.12 mg/L	.10 mg/L
PFAS	NA	.37 PPT	9.76 PPT	1.1 PPT	NOT REPORTED

Water: One of the Fastest Growing CPG Categories

The $300 billion packaged water market is one of the top CPG beverage categories (alcohol, water, soda), growing at a 6.7% CAGR to reach $500 billion by 2030. Functional beverages, including probiotic seltzers and premium sodas, add $60 billion in addressable markets, driven by consumer demand for health, wellness, and sustainability. Asarasi's tree-sourced beverages create a $20 billion sub-category, offering a sustainable alternative to groundwater-dependent drinks. Our USDA Organic certification, renewable sourcing, and agricultural impact set us apart in a crowded market, positioning Asarasi to capture significant share across multiple beverage segments while addressing global water scarcity and supporting family farms..


US BOTTLED WATER CATEGORY GROWTH
America's growing thirst
Bottled water consumption over the last three decades, per person
5 gallons
11 gallons
21 gallons
47 gallons
1986
1996
2006
2024
$20B
Plant-Sourced
ASARASI
$304 Billion 2025
$500 Billion 2030
Total Addressable Market
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

Packaged Water & Functional Beverage Competition

Asarasi is creating and owning the tree-sourced beverage category, a $20 billion opportunity distinct from the crowded bottled water and functional soda markets. Unlike hundreds of brands competing in the $300 billion packaged water industry, Asarasi's USDA Organic, tree-sourced beverages—sparkling waters, probiotic seltzers, and Nekter Pop Soda—offer unmatched purity, sustainability, and agricultural impact by conserving groundwater and boosting family farm income by up to 7,758% per 100 gallons of sap. Competitors like Fiji, Voss, and LaCroix rely on groundwater or municipal sources, contributing to aquifer depletion, while Asarasi's renewable maple tree water creates a "blue ocean" category at price parity.

In the functional soda space, brands like Poppi, Olipop, and Culture Pop compete with Asarasi's Nekter Pop Soda, a tree-sourced, probiotic soda. Poppi, acquired by PepsiCo for $1.95 billion in 2025, offers prebiotic sodas with apple cider vinegar and 2 grams of fiber per can, emphasizing gut health but using Stevia and agave inulin. Olipop, valued at $1.85 billion, provides prebiotic sodas with 9 grams of fiber and botanicals like cassava root, appealing to health-conscious consumers but sourced from traditional water supplies. Culture Pop, with probiotic sodas containing Bacillus Subtilis, focuses on digestive health but lacks organic certification and renewable sourcing. These brands, part of Walmart's "Modern Soda" category, rely on groundwater and lack Asarasi's environmental and agricultural benefits. Nekter Pop, with 2 billion CFUs of probiotics and tree-sourced maple nectar water, delivers superior purity, sustainability, and category-defining innovation, positioning Asarasi to lead a new era of beverages.


PACKAGED WATER COMPETITIVE LANDSCAPE
PRICE PREMIUMIZATION & UNIQUENESS OF SOURCE
SUSTAINABILITY
ASARASI
THE FUTURE OF WATER. SOURCED FROM TREES.
ASARASI IS:
WORLD'S ONLY USDA ORGANIC / GMO FREE
100% PURE / PLANT-SOURCED
ADDS TO FRESH WATER SUPPLY
REGENERATIVE AGRICULTURE
CARBON NEUTRAL SOURCE
UPCYCLED FOOD INGREDIENTS
ENHANCES FARMER INCOME
A PLATFORM FOR BEVERAGE INNOVATION!
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

Targeted Consumer Demographics

Asarasi targets a high-growth demographic of eco-conscious and health-conscious consumers, particularly millennials and Gen Z, who prioritize sustainability, purity, and social impact. With 73% of global consumers preferring brands that support environmental causes and 66% seeking sugar-free, healthy drinks, Asarasi's tree-sourced beverages meet critical needs. Rising concerns about water contamination, single-use plastics, and chronic diseases like diabetes drive demand for premium, sustainable hydration. Asarasi's organic, renewable beverages, packaged in eco-friendly glass or aluminum, offer a guilt-free alternative to traditional bottled drinks, supporting personal health, groundwater conservation, and family farms..


ASARASI'S TARGETED CONSUMER
HEALTH & WELLNESS, ORGANIC & PLANT-BASED CONSUMERS
AGE 25 - 45 YEARS OLD
$75K+ HOUSEHOLD INCOME
PRIORITIZES HEALTH AND SOCIAL IMPACT WITH CONSUMPTION
CONSUMERS ARE DEMANDING PURITY, SUSTAINABILITY AND AUTHENTICITY
"Consumers want bubbles, but they want healthy bubbles"
-Marco Settembri Chief Executive Officer - Nestle Waters
70% of consumers want to know what the brands they support are doing to address social and environmental issues. CertusInsights.com.
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

Asarasi Collaboration with Anheuser-Busch

Asarasi has previously produced two uniquely different beers with Anheuser-Busch, as a pilot project proving once again that the better the water used for producing beer, the better the quality beer that is produced. Asarasi provided its tree-water ingredient to create two unique beers with two of ABinBev's craft alliance breweries: Goose Island Beer Company and Wicked Weed Brewery. The result was two incredibly great tasting beers that were highly celebrated and lauded in their respective tap rooms. Producing the world's first and only "zero groundwater beer" with Asarasi tree water as an ingredient showed the versatility of tree water as an ingredient working with the largest beer makers in the world!


ASARASI AS AN INGREDIENT: ANHEUSER-BUSCH
gooseislandfulton · Following
Liked by gddumont, 100accelerator and 108 others
gooseislandfulton We're thrilled to be tapping Tree Water Pils today. We've teamed up with @asarasi to brew a one of a kind pilsner. Asarasi water is the first and only pure plant-sourced water from a 100% renewable, sustainable & organic, natural resource; maple trees. Because 100% of the water for this beer came from a maple farm, we were inspired to source our malt from @sugarcreek_homebrew in Indiana and our hops from @hopheadfarms in Michigan. Enjoy this crisp, refreshing, environmentally friendly beer exclusively on draft here at Fulton street while it lasts.
"We are excited about this as well, and we can tell a great story via social media with just this small batch"
- Mike Siegel - Innovation Manager, Goose Island
wickedweedbrewing · Following
Asheville, North Carolina
Liked by gddumont and 333 others
wickedweedbrewing Just in time for Earth Day, it's Conservation Kolsch! A German Kolsch brewed in collaboration with @asarasi water and @epiphanycraftmalt. In addition to using carbon-neutral malt from Epiphany Craft Malt, we brewed this beer using Asarasi water.
"From a plant-based origin, it is unlike other waters as it is free of all impurities and is the only water in the world that is USDA Certified Organic"
- Andrew Dagnan - Wicked Weed Brewery
ZERO GROUNDWATER – TREE WATER BEER
Tree Water Pils
Goose Island Beer Co.
Pilsner - Other
2 BARRELS, 660 SERVINGS SOLD IN ONE WEEKEND!
5.1% ABV
Conservation Kolsch
Wicked Weed Brewing
Kölsch
15 BARRELS, 5,000 SERVINGS SOLD IN ONE WEEK!
5.1% ABV

Asarasi: A Highly Awarded Company

Asarasi's innovation and impact have earned global recognition, validating our vision and execution:

1. **$500,000** from 43North in 2017, providing seed funding to launch our tree-sourced beverage platform.
2. **Gold Medal** for "Best Tasting Sparkling Water" at the 2020 Berkeley Springs International Bottled Water Awards, affirming our product quality.
3. **Anheuser-Busch 100+ Accelerator** winner in 2021, recognizing our sustainability leadership.
4. **2025 Mindful Awards** for "Sparkling Water Product of the Year," highlighting our market-leading innovation.

These accolades underscore Asarasi's ability to deliver exceptional products while advancing environmental and agricultural sustainability. See all of our awards below!


ASARASI ACHIEVEMENTS & AWARDS
2017 - 43 NORTH, WORLD'S LARGEST BUSINESS IDEA COMPETITION - 3RD PLACE WINNER ($500K AWARD)
2018 - EDISON AWARD - SILVER MEDAL
2018 - FAST COMPANY WORLD CHANGING IDEAS AWARD
2018 - AMERICAN MASTERS OF TASTE AWARD - GOLD MEDAL
2019 - CHIPOTLE MEXICAN GRILL – CHIPOTLE ALUMINARIES AWARD - WINNER
2020 - BERKELY SPRINGS BOTTLED WATER COMPETITION - BEST TASTING SPARKLING WATER - GOLD MEDAL
2021 - ANHEUSER-BUSCH 100+ ACCELERATOR AWARD ($100K AWARD)


2021 - THE NATURE CONSERVANCY PARTNERSHIP
2021 - TOP 20 FINALIST - GROW-NY $3M FOOD AND AGRICULTURE BUSINESS COMPETITION
2023 - FINALIST - NATURAL PRODUCTS EXPO WEST NEXTY AWARDS
2025 - 2025 MINDFUL AWARDS "SPARKLING WATER PRODUCT OF THE YEAR"
2025 - WAKEFERN WELLNESS SUMMIT WINNER
2025 - WINNER - SPROUTS BEVERAGE PITCH SLAM - DECEMBER 2025 CHALLENGE
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

Invest in Asarasi's Growth

Asarasi is raising Regulation Crowdfunding (Reg CF) funding at a $15 million valuation cap on a Convertible Note to fuel our mission of creating and owning the tree-sourced beverage category—a $20 billion opportunity within the $300 billion global beverage industry. Unlike brands that compete in crowded markets, Asarasi is defining a lasting category of USDA Organic, tree-sourced beverages—sparkling waters, probiotic seltzers, and Nekter Pop Soda—that conserve groundwater, boost family farm income by up to 7,758% per 100 gallons of sap, and meet the surging demand for sustainable, healthy hydration. With a 450%+ potential increase in revenue growth from 2025 to 2026, up to $1.5 million in recurring annual revenue by December 2026, (not guaranteed), with new customers such as Sprouts, Wakefern Blue Triton and potentially Costco Los Angeles, Asarasi is poised to lead a beverage revolution, delivering exponential returns for investors who join us in reshaping the industry.

Our growth is propelled by strategic partnerships that amplify the tree-sourced beverage category's reach and impact. Our collaboration with Primo / BlueTriton's ReadyRefresh, launched in August 2024, distributes our sparkling waters and seltzers across California, leveraging a fleet of 500+ trucks making 35,000 daily stops to homes and offices. In February 2025, we signed an exclusive international distribution deal with CDLUSA/Prestige Maple, opening access to over 100,000 retail stores across 90 countries, including Japan, Australia, and Germany. This partnership positions Asarasi's products—branded and private-label—in global markets, driving category adoption on an unprecedented scale.

Investing in Asarasi means backing a company with a proven team and a transformative vision. Led by Founder and CEO Adam Lazar, whose inspiration from a Vermont maple farm sparked this category, and supported by co-founder James "Aku" Orraca-Tetteh, a creative force with 7X Grammy nominated Florence + The Machine, our team blends entrepreneurial grit with innovative branding.

Our awards—$500,000 from 43North, a 2020 Berkeley Springs Gold Medal, and the 2025 Mindful Awards for Sparkling Water Product of the Year—underscore our execution and impact. With ~130+ maple farm contracts securing ~100 million gallons of tree water and plans to control 900 million gallons by 2027, Asarasi is building a scalable supply chain to dominate the category. Join us to invest in a future where tree-sourced beverages redefine hydration, support sustainable agriculture, and address global water scarcity with purpose and profit.

Asarasi is poised to capture a projected $100M revenue opportunity by 2030(not guaranteed), aspiring to rival the success of Poppi, Olipop, Culture Pop, Vitamin Water and others by revolutionizing the multi-billion-dollar beverage market with our uniquely tree-sourced, sustainably crafted drinks. We're thrilled to invite you to join us as an investor and partner, stepping onto the ground floor of our vibrant growth journey!

Legal Disclaimer: ***All projections are estimates and do not guarantee actual performance. Forecasts are subject to change based on various factors, and actual results may differ materially. The Asarasi brand, including its products and potential revenue streams, is currently under review with the retailers listed, and any references to partnerships or distribution are subject to final agreements.***


REVENUE PERFORMACE & FORECAST
TRAILING 12 MONTH REVENUES & NEW REVENUE SOURCES
$1,000
$750
$500
$1M*
LOOKING 12 MONTHS*
2025 -2026 EXAMPLES OF PROJECTED REVENUE SOURCES*
CDL USA & Prestige Maple Products ~$300K projected revenues
Wakefern Food Corp (up to 380 stores, March 2026 launch): ~$500K wholesale revenue projected for Nekter Pop in 2026.
Sprouts Farmers Markets (480 stores nationwide, April 2026): ~$1.3M wholesale revenue projected for Nekter Pop in 2026.
Costco Los Angeles Regional buyer has requested and Asarasi has submitted Buy-Doc documentation. Potential May-June 2026 rotation entry with possible initial $500K wholesale order (typical for new functional beverages in LA-area rotation; not guaranteed).



COSTCO WHOLESALE
$191K
Trailing 12 Months
$263K
Trailing 12 Months
$342K
TRAILING 12 MONTHS
$454K
TRAILING 12 MONTHS
FORWARD
$250
$0
8/1/22
8/1/23
8/1/24
08/1/25
8/1/2026
These opportunities collectively support $1.5M+ in potential additional gross revenue over the next 12 months, subject to final approvals, timing, and performance.
*ALL PROJECTIONS ARE ESTIMATES AND DO NOT GUARANTEE ACTUAL PERFORMANCE. FORECASTS ARE SUBJECT TO CHANGE BASED ON VARIOUS FACTORS, AND ACTUAL RESULTS MAY DIFFER MATERIALLY. THE ASARASI BRAND, INCLUDING ITS PRODUCTS AND POTENTIAL REVENUE STREAMS, IS CURRENTLY UNDER REVIEW WITH THE RETAILERS LISTED, AND ANY REFERENCES TO PARTNERSHIPS OR DISTRIBUTION ARE SUBJECT TO FINAL AGREEMENTS.
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.



RAISING UP TO $1.5M SERIES REG CF
~$2.15M TOTAL LIFETIME REVENUES
INVESTMENT HISTORY $2.5M
$40
$30
$20
$10
$0
$250K
$3M
$500K
$5M
$220K
$6M
$1.23M
$10M
$200K
$14M
$1.5M
$15M
2016
2017
2019
2020
2023
2025
$ Raised
$ Valuation
$ Raising
GROWTH PROJECTIONS
80
40
0
$500K
$1.5M
$5M
$15M
$30M
$60M
$80M
$100M
Forecasted & Projected Revenues*
USE OF FUNDS
10.00% INFRASTRUCTURE
25% PEOPLE
15.00% OPERATIONS
30.00% MARKETING
10.00% INVENTORY
CONTRACTED / IN MARKET / IN REVIEW AND OR LAUNCHING SOON
Ready Refresh
Northwestern Mutual
SPROUTS FARMERS MARKET
CDL
Wakefern FOOD CORP.
canteen
COSTCO WHOLESALE
*ALL PROJECTIONS ARE ESTIMATES AND DO NOT GUARANTEE ACTUAL PERFORMANCE. FORECASTS ARE SUBJECT TO CHANGE BASED ON VARIOUS FACTORS, AND ACTUAL RESULTS MAY DIFFER MATERIALLY. THE ASARASI BRAND, INCLUDING ITS PRODUCTS AND POTENTIAL REVENUE STREAMS, IS CURRENTLY UNDER REVIEW WITH THE RETAILERS LISTED, AND ANY REFERENCES TO PARTNERSHIPS OR DISTRIBUTION ARE SUBJECT TO FINAL AGREEMENTS.
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

Appendix & Frequently Asked Questions - FAQs

We've compiled a list of top beverage trends and list of answers to common questions from investors, customers, and fans to provide clarity on our business, impact, and vision. For additional inquiries, please contact us—we're eager to engage and update this section as needed.



INNOVA MARKET INSIGHTS
APPENDIX: 2026 - TOP 5 BEVERAGE TRENDS
GUT HEALTH
59% of consumers believe that "gut health is very important for the entire body" consumers are purchasing more products with functional ingredients."
NEW OPTIONS
60% of consumers said they prefer to explore new options when indulging in food and beverages.*
BEVERAGE WITH PURPOSE
"Beverages leading innovation in wellness, as consumers are increasingly favoring products for hydration, convenience and functional boosts."*
BETTER FOR YOU
Consumers are seeking beverages with "better-for-you" formulas, with factors that include lower sugar content, natural and functional ingredients, and protein content that are also better for the environment.*
AUTHENTIC PLANT-BASED
55% of consumers shared that they believe plant-based products should be stand-alone products as compared to alternatives.*
ASARASI & NEKTER POP MEET
5 OUT OF 5 TOP BEVERAGE TRENDS
Sparkling Water + Probiotics
NEKTER POP
Nectar Based Soda + Probiotics
*https://www.innovamarketinsights.com/trends/top-food-and-beverage-trends-2026/
Proprietary & Confidential. For Limited Distribution – Asarasi, Inc.

APPENDIX - FAQ

Q: WHAT DOES ASARASI'S NAME MEAN?

- **A:** Asarasi is the Latin for the genus and species of the maple tree -- Aceraceae. (Ah-sir-ah-see) our name comes from the roots of our language and our water comes from the roots of the maple tree.

Q: HOW DO FARMS DOUBLE THEIR PROFITS ON THEIR EXISTING MAPLE CROPS?

- **A:** Asarasi pays the farms on a per gallon basis for their maple tree water and provides the packaging and transportation. We pay the farms for their maple tree water and farms double their net profit per gallon through this additional revenue stream.

Q: ISN'T WATER PLENTIFUL? WHY WOULD ANYONE BUY PLANT-SOURCED WATER?

- **A:** There are multiple reasons. First, the groundwater supply--while abundant in the northeast USA--is not a readily available resource nationally or globally. The world is rapidly running out of fresh water resources. Second, consumers not only want to trust where their bottled water comes from, but also do not want to negatively impact the environment. Finally, Asarasi takes this one step further and sells our bottled water at the same price as competitors, which encourages consumers to make a better purchase decision and creates tremendous positive economic impact for family maple farms.

APPENDIX - FAQ

Q: WHERE DOES THE TREE WATER GO IF ASARASI DOESN'T PURCHASE THE BYPRODUCT?

- **A:** Unfortunately, the farm cannot put the tree water into a nearby source water supply as the pH and temperature are vastly different than the surrounding ecology and the Department of Environmental Conservation is in process of creating guidance around the discarding of maple tree water. Maple farms often disperse the water across a broad area of farmland. During the time of year maple is harvested, the ground is typically frozen and while it may make its way to the groundwater table eventually, more than likely it evaporates off the topsoil due to the arid and cold temperatures that time of year.

Q: WHY DO THE FARMS NOT DO ANYTHING WITH THIS FOOD WASTE THEMSELVES GIVEN ITS VALUE TO THE FARMS?

- **A:** The farms are tremendously focused on the maple sap harvest and processing of the sap for its sugar content. It is arduous work that does not afford the farm the opportunity to focus on the tree water byproduct.

Q: WHAT ARE THE BENEFITS OF THE FARMS WORKING WITH ASARASI?

- **A:** Asarasi is creating the market opportunity around plant-sourced water and representing the opportunity to sell tree water as an ingredient to strategic partners in the consumer packaged goods industry. Farms diversify their income by selling Asarasi maple tree water to create the scale necessary to bring the byproduct to market in a significant way.

to market in a significant way.

APPENDIX - FAQ

Q: ISN'T ALL WATER ORGANIC? WHAT ALLOWS ASARASI TO MAKE ORGANIC CLAIMS?

- **A:** No. All water is geologic not biologically sourced. Asarasi is the only USDA certified organic water in the world--pure water harvested from trees!

Q: WHAT IS THE BROADER IMPACT THAT ASARASI HAS?

- **A:** First and foremost, Asarasi is adding to the drinkable water supply by replacing the bottled water industry with a renewable source of water and conserving terrestrial groundwater resources. Second, Asarasi helps establish and create the market opportunity for the farm. Third, by putting these byproducts to use, Asarasi is preventing food waste while improving the operational efficiency of the farm by 33x! Fourth, Asarasi adds significantly to the net revenues of family maple farms and diversifies the farm's income. Finally, Asarasi is an excellent business creating economic opportunity across the entire maple growing region!

Q: IS THERE REALLY THAT MUCH MAPLE WATER BYPRODUCT AVAILABLE? WILL YOU RUN OUT?

- **A:** Currently, there are an estimated 1,000,000,000 gallons of maple tree water available in the USA and Canadian maple markets. Asarasi represents approximately 100,000,000 gallons of this byproduct in the USA under contract and growing. Asarasi would have to sell $20B in maple water products to consume the existing 1B gallons of byproduct in the industry.